EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Three Months Ended March 31, 2017
Earnings:
Income before income taxes	$370.3
Add: Dividends from equity method investments	0.5
Fixed charges	82.2
Total earnings	$453.0

Fixed charges:
Interest expense (a)	$53.5
Rent expense interest factor (b)	28.7
Total fixed charges	$82.2

Ratio of earnings to fixed charges	5.51x

___________________

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.